January 12, 2007
VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Attention: Jennifer R. Hardy, Legal Chief Branch

Re:	Valley National Gases Incorporated Commission File No. 001-15191 Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed on December 8, 2006
Dear Ms. Hardy:
     On behalf of Valley National Gases Incorporated (the “Company”), and in response to your comment letter, dated January 4, 2007, to Mr. William A. Indelicato, Chief Executive Officer of the Company, transmitted herewith for filing pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, is Amendment No. 1 to the preliminary copies of the Notice of Special Meeting of Shareholders, Proxy Statement and Proxy relating to a special meeting of shareholders of the Company, which were originally filed with the Commission on December 8, 2006. Following are the Company’s responses to your comments. For your convenience, we have restated each of your comments in the order presented in your comment letter. The Company’s response immediately follows each comment in bold text. We have sent a copy of the proxy materials, marked to show changes, by Federal Express to Lesli Sheppard.
General
1.	Please supplementally provide us with a copy of the board book.

January 12, 2007

We have supplementally provided a copy of the board book to you by federal express on the date of this letter.
2.	The proxy statement should begin with the Summary Term Sheet, followed by the Table of Contents. The Summary Term Sheet should set forth the principal terms of the transaction, not summarize the entire document. It should also be concise. Please revise. For further guidance, see Item 1001 of Regulation M-A, and review Section II.F.2.a. of SEC Release No. 33-7760
Pursuant to the Staff’s comment, we have revised the disclosure so that the proxy statement begins with the Summary, followed by the Table of Contents. We have also revised our disclosure so that the Summary sets forth only the principal terms of the transaction and is concise.
Questions and Answers About the Special Meeting and the Merger, page i
3.	We note the phrase “for your convenience only” in the first sentence of the italicized paragraph. Please advise us as to your use of this limitation in this section. Alternatively, please delete this language.
In response to the Staff’s comment, we have deleted the phrase “for your convenience only.”
What vote is required for Valley National’s shareholders to approve... page i
4.	Please clarify that no vote of the unaffiliated shareholders is necessary in order to approve the transaction.
In response to the Staff’s comment, we have revised the disclosure, which now appears on page ii of the Summary, page 1 and page 5, to clarify that no vote of the unaffiliated shareholders is necessary in order to approve the transaction.
Consideration to be received in the merger, page 2
5.	Please briefly state here, with more detail elsewhere in your proxy statement, why Mr. West and his affiliates agreed to accept a lower share price of $24.52 per share. In addition, please explain why Mr. West agreed to put $12,500,000 of the aggregate merger consideration to be received by him and his affiliates into an escrow fund to provide payment for indemnity claims made by VNG Acquisition LLC following the merger.
In response to the Staff’s comment, we have revised the disclosure, which now appears on page ii of the Summary and page 26.

January 12, 2007

6.	We note your disclosure that the merger consideration to holders other than Mr. West and his affiliates is approximately 10.1% higher than the price that Mr. West and his affiliates have agreed to accept. Please further balance your disclosure by indicating the price per share on the date the merger was announced. We note your financial advisor’s table showing the “premium/(discount) of the consideration to be received by the shareholders excluding Mr. West and his affiliates” on page 18.
The merger agreement was signed after the close of trading on The American Stock Exchange on November 13, 2006. The merger agreement was announced prior to the opening of trading on November 14, 2006. The opening price per share on the date the merger was announced was $26.50 per share. In response to the Staff’s comment, we have revised the disclosure, which now appears on page ii of the Summary and page 26.
Opinion of Bear Stearns, page 3
7.	We note your disclosure that the fairness opinion excludes Mr. West and affiliates. Please tell us supplementally why Bear Stearns did not include the amounts payable to Mr. West and his affiliates in determining the fairness of the $27.00 to be received by shareholders. We may have further comment based on your response.
Pursuant to the engagement letter dated November 11, 2006, the Special Committee of the Board of Directors of the Company retained Bear Stearns to render its opinion as to the fairness of the consideration to be received by the Company’s shareholders, excluding Mr. West and his affiliates. As such, Bear Stearns was not asked by the Special Committee to render its opinion as to the fairness of the consideration to be received by Mr. West and his affiliates. Bear Stearns opinion did not extend to Mr. West and his affiliates because (i) Mr. West is a majority shareholder and Chairman of the Board of Directors, (ii) Mr. West and his affiliates were directly involved in the negotiation of the financial terms of the transaction, (iii) Mr. West and his affiliates agreed to accept a lower price than the Company’s other shareholders, and (iv) Mr. West and his affiliates entered into an agreement to vote their shares in favor of the transaction. Bear Stearns generally does not render a fairness opinion to parties directly involved in the negotiating and structuring of a transaction such as Mr. West and his affiliates because such parties generally have access to all information about the transaction and are in a better position to assess the fairness of the consideration to be received by themselves than are the unaffiliated shareholders.

January 12, 2007

8.	We note your disclosure on page 21 that you will pay Bear Stearns a customary transaction fee. Please quantify in the amount of the fee.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page 17, to quantify Bear Stearns’ fee.
9.	We note your disclosure that the opinion was provided “solely for the benefit and use of the Special Committee.” Please revise to explain how this language limits the special committee’s use of the Bear Stearns opinion. In addition, please confirm to us that this limitation does not limit the use of the Bear Stearns opinion and your proxy materials with respect to stockholder reliance on these materials.
Pursuant to the Staff’s comment, we have revised the disclosure to delete this sentence because we do not believe that the language limited the Special Committee’s use of the opinion in respect of the purposes for which it was sought. The limitation was also not intended to limit the use of the Bear Stearns’ opinion and the Valley National proxy materials with respect to stockholder reliance on such materials.
Financing, page 3
10.	Please revise to explain what you mean by “related transactions” in the first sentence.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page iii of the Summary.
Interests of Certain Persons in the Merger, page 6
11.	In the second sentence, please disclose the liabilities against which your directors and officers will be indemnified and delete the term “certain.”
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page iv of the Summary.
12.	Please briefly clarify how your board resolved the conflicts of interest referred to in the last paragraph.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page iv of the Summary.
Special Note Regarding Forward-Looking Statements, page 8

January 12, 2007

13.	We note the phrase “undue reliance” in the last paragraph. Please advise us as to your use of this limitation in this section. Alternatively, please delete this language.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page 4, to delete the limitation.
Solicitation of Proxies, page 10
14.	We note your disclosure that your directors, officers and employees may solicit proxies by “other electronic means.” If you intend to solicit proxies via the Internet, here and on the proxy card please describe the Internet voting procedures and supplementally provide your well-reasoned legal analysis regarding the validity under applicable state law of using this mechanism of electronic submission. Advise us of the means by which you intend to solicit via the Internet, such as Internet chat rooms or postings on web sites. See Item N.17 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which can be found on our website at www.sec.gov.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page 5, to delete the reference to “other electronic means.” The Company does not intend to solicit proxies via the Internet.
15.	Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.
The Company confirms its understanding that all written materials, including e mails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A.
The Merger, page 11
16.	We note that you have qualified by reference your discussion of the merger to the merger agreement. Please advise us of your basis for including this language here. We may have further comment. In addition, please revise this language and similar qualification that you have made on page 41 under the heading “Dissenters’ Rights.” If you wish to do this, it is necessary to also state in your discussion that you have disclosed the material terms of Section 1906 of the PBCL, Subchapter D. Therefore, please revise this language and similar qualifications you have made elsewhere in the filing.

January 12, 2007

Pursuant to the Staff’s comment, we have revised the disclosure to delete the qualification regarding the discussion of the merger and merger agreement. We have also revised the qualification under the heading “Dissenters’ Rights,” which now appears on page 36, and included a reference to Section 1906 and a summary of the material terms of Section 1906.
Background of the Merger, page 11
17.	Please revise to name the nationally known investment banking firm and how it came to be invited to make a presentation at your board meeting on January 31, 2006.
We have deleted the reference to the investment bank in the first paragraph under the heading “Background of the Merger” because the investment bank was not engaged by the Company. The Company believes that the material fact to shareholders is that the Board began to explore strategic alternatives.
18.	In the second paragraph, please revise to explain why the board determined that a sale of the entire company was in the best interests of the company and its shareholders. We note your reference to a summary of strategic alternatives reviewed by Credit Suisse and the board. Who prepared the summary of strategic alternatives, and what specific information did the board review with Credit Suisse? Be sure to explain how the board reached the decision to explore a sale as opposed to the other strategic alternatives presented.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on pages 6 and 7. We note that we have also included, beginning on page 9 under the heading “Reasons for the Merger and Recommendation of the Board of Directors,” a list of the factors considered by the Board of Directors in reaching its decision to approve the merger and the merger agreement.
19.	Please revise in the fifth paragraph to explain why only 32 potential buyers received Confidential Information Memoranda after 54 potential buyers were contacted.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page 7.
20.	Please also revise in the fifth paragraph to explain the difference between a “strategic buyer” and a “financial buyer.”
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on pages 6 and 7.

January 12, 2007

21.	You indicate that the board established a special committee of independent directors. Clarify what you mean by your reference to “independent.” Is this your definition or is this the definition as applied by the listing standards of the AMEX? If this constitutes your definition, briefly define it for readers.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page 7.
22.	In the sixth paragraph, please revise to describe in more detail what counsel reviewed with the special committee concerning its fiduciary duties.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page 7.
23.	We also note in the sixth paragraph that Wilmer Cutler Pickering Hale and Dorr advised the Special Committee on “certain other legal matters.” Please briefly describe these matters and delete the term “certain” as readers are not familiar with these matters unless you describe them.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page 7.
24.	In the fourth paragraph on page 12, please revise to describe the “other reasons” that the board determined to engage a different investment banking firm.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on pages 7 and 8.
25.	In the last paragraph on page 12, please revise to disclose the price included in the other proposals that the board rejected.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page 8.
26.	Also, please revise to disclose the “certain potential litigation claims” referred to in the last sentence of the third paragraph on page 13.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page 9.
Opinion of Bear Stearns, page 16
27.	Please provide for staff review all materials prepared by Bear Stearns and provided to Valley National’s board, or their representatives. We may have further comment based on our review of these materials.

January 12, 2007

The board book, a copy of which has been supplementally provided to the Staff in response to comment no. 1, constitutes all materials prepared by Bear Stearns and provided to the Company’s Board of Directors, or their representatives.
28.	We note the last bullet at the top of page 17. Please confirm to us that all analyses conducted by Bear Stearns have been disclosed in this proxy statement.
We have confirmed with Bear Stearns that all analyses underlying the fairness opinion conducted by Bear Stearns have been disclosed in the proxy statement. The last bullet point on page 17 (which now appears on page 12) refers to due diligence investigations that Bear Stearns conducted in the course of performing its services advising the Special Committee.
29.	In the first full paragraph on page 17, please clarify who prepared the representations and the information included in those representations. For example, if true, replace the pronoun “they” in the second sentence with projections. Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether the board found Bear Stearns’ reliance upon those materials to be reasonable.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page 12.
Calculation of Valley National’s Enterprise Value...page 18
30.	Please quantify and state the multiples of the company’s enterprise value calculated by Bear Stearns.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page 14.
Discounted Cash Flow Analyses, page 18
31.	Please revise your disclosure to discuss the basis for the perpetual growth rates used in these analyses. Please also revise your disclosures to discuss the method by which Bear Stearns calculated the applicable discount rates.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page 14.
Comparable Company Analysis, page 19
32.	Please revise to explain why Bear Stearns divided the comparable companies into packaged gas and distribution businesses.

January 12, 2007

Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on pages 14.
33.	Please also disclose whether any companies meeting the criteria stated in the first paragraph were excluded from the analyses.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on pages 14 and 15.
Financing, page 21
34.	Please disclose whether there are now any binding agreements in place to finance the equity financing payment from Caxton-Iseman, such that financing is assured. If financing is not assured, you are required to include the information required by Item 14(c)(1) of Schedule 14A in this filing. See Instruction 2 to Item 14 of Schedule 14A. We also note your disclosure in the first bullet point under the subheading “Conditions Precedent to the Debt Commitments” that the debt commitments are conditioned upon the equity financing.
Although we are not aware of any binding agreements in place to finance the equity financing payment from Caxton-Iseman, VNG Acquisition LLC and VNG Acquisition Inc. have made a legally binding representation in the merger agreement to Valley National that Caxton-Iseman has the funds available and will provide the equity financing required to complete the merger. This disclosure is included on page iii of the Summary and page 18.
Conditions Precedent to the Debt Commitments, page 22
35.	Please disclose who the “arrangers” are in the fourth bullet point.
Pursuant to the Staff’s comment, we have revised the disclosure in the fourth bullet point, which now appears on page 18.
Representations and Warranties, page 32
36.	We note your disclosure in the 11th bullet point on page 32. Please tell us what you are referring to with respect to your statement “except as disclosed in our Securities and Exchange Commission filings.” Please revise to include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement or statements contained in your proxy statement, you have provided corrective disclosure.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page 27, to delete the phrase “except as disclosed in our Securities

January 12, 2007

and Exchange Commission filings.” We have also revised the disclosure on page 28 to include an acknowledgment regarding the Company’s provision of corrective disclosure.
Conditions to the Merger, page 39
37.	Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders’ votes.
Pursuant to the Staff’s comment, we have revised the disclosure, which now appears on page 35.
Where You Can Find More Information, page 47
38.	We note your disclosure that the representations and warranties were made “only for the purposes of such contracts or other documents and solely for the benefit of the parties to such contracts or other documents...” Please revise to remove the implication that shareholders may not rely on disclosures contained in your proxy statement. In addition, please revise to remove any implication that the referenced contracts and other documents, including the merger agreement, do not constitute public disclosure under the federal securities laws.
Pursuant to the Staff’s comment, we have revised the disclosure to delete the paragraph containing the referenced language. We believe that the removal of such paragraph removes the implication that shareholders may not rely on disclosures contained in the proxy statement, as well as the implication that the merger agreement and other contracts and documents do not constitute public disclosure under the federal securities laws.
39.	We note the statement that shareholders should not rely on the descriptions of or the actual representations and warranties in your contracts or other documents as statements of factual information. Please revise to remove any potential implication that the referenced descriptions, contracts or other documents do not constitute public disclosure under the federal securities laws.
Pursuant to the Staff’s comment, we have revised the disclosure to delete the paragraph containing the referenced language. We believe that the removal of such paragraph removes the implication that the descriptions, contracts and other documents do not constitute public disclosure under the federal securities laws.

January 12, 2007

40.	We note your disclosure that the representations and warranties may not be accurate or complete as of any particular date. Please be advised that notwithstanding the inclusion of this disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the proxy statement not misleading. Please confirm your understanding. As requested above, please revise to include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.
Pursuant to the Staff’s comment, we have revised the disclosure to delete the paragraph containing the referenced language, and to include an acknowledgement regarding corrective disclosure on page 28. The Company confirms its understanding that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the proxy statement not misleading.
41.	Please provide us with a list that briefly identifies the contents of all omitted schedules or any supplements to the merger agreement.
Pursuant to the Staff’s comments, we have attached to this letter as Exhibit A a list that briefly identifies the contents of all omitted schedules or any supplements to the merger agreement.
Special Meeting Proxy Card
42.	Please revise your discussion of proposal 1 to state the merger consideration.
Pursuant to the Staff’s comment, we have revised the discussion of proposal 1 to state the merger consideration.
43.	Because you may adjourn or postpone the special meeting, please be advised that Rule 14A-4 does not confer authority to adjourn the meeting to solicit additional votes for your proposal. The use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. As a result, provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor or postponement or adjournment specifically for the solicitation of additional proxies. Please make appropriate revisions to the proxy statement as well.

January 12, 2007

Because Gary West and his affiliates own a majority of the Company’s outstanding shares and have agreed to vote all of their shares in favor of the merger and the merger agreement, the Company will not need to postpone or adjourn the meeting for the purpose of soliciting additional proxies. Accordingly, we have revised the disclosure to delete all references to any postponement or adjournment of the meeting for such purpose.
     Attached to this letter please find the written statement from the Company requested in the third to last paragraph of your comment letter.
     Please call the undersigned if you have any questions or comments regarding this matter.

Very truly yours,
/s/ Matthew J. Guanci, Jr.

Matthew J. Guanci, Jr.

Attachments

cc:	Ms. Lesli Sheppard Securities and Exchange Commission Mr. William A. Indelicato Valley National Gases Incorporated Mr. James P. Hart Valley National Gases Incorporated

Exhibit A
Summary of Disclosure Schedules
to Agreement and Plan of Merger
by and among
VNG Acquisition LLC, VNG Acquisition Inc.
and Valley National Gases Incorporated (“VNG”),
dated November 13, 2006

Schedule	Summary Description
Section 3.2	Description of stock option plan of VNG, listing total number of shares authorized and reserved for issuance, as well as, as of October 12, 2006, the options granted, options vested, options exercised, and exercise price for each option.

Section 3.3	Listing of subsidiaries of VNG, outstanding securities of each, securities holders, jurisdiction of organization and any existing pledge or other encumbrance on such securities.

Section 3.4	Listing of all contracts of VNG or its subsidiaries that contain change of control provisions or which otherwise require consent or approval of a contract party in connection with the consummation of the merger transaction.

Section 3.8	Listing of any tax audits of VNG and its subsidiaries.

Section 3.9	Listing of (i) owned real property of VNG and its subsidiaries; (ii) options or rights of first refusal of VNG and its subsidiaries to purchase real property; (iii) real property leased, subleased, licensed or otherwise occupied by VNG and its subsidiaries; (iv) liens on material tangible assets and other properties of VNG and its subsidiaries.

Section 3.10	Listing of intellectual property owned, licensed, sublicensed or otherwise possessed by VNG and its subsidiaries.

Section 3.11	Listing of (i) material contracts of VNG and its subsidiaries; (ii) employment or consulting contracts of VNG and its subsidiaries for employees and Board members earning combined annual salary and guaranteed bonus in excess of $100,000, other than those contracts terminable upon no more than 30 days notice without liability or financial obligation; (iii) contracts relating to disposition or acquisition by VNG and/or its subsidiaries after the date of the merger agreement of a material amount of assets not in the ordinary course of business; (iv) contracts to license to any third party or to manufacture or to sell to any third party any of VNG’s products, services or technology other than in the ordinary course; (v) mortgages, guarantees, loan or credit agreements, or other contracts relating to borrowing of money or extension of credit; (vi) any settlement agreement within prior 2 years other than those immaterial in nature or amount, or for cash payments only; (vii) contracts to license intellectual property other than in ordinary course; (viii) contracts under which VNG and/or its subsidiaries received license to

Schedule	Summary Description
third party intellectual property that is material to its business; and (ix) contracts or instruments under which VNG and/or its subsidiaries is owed money from an executive officer or director, other than expenses advanced in ordinary course.

Section 3.12	Listing of any pending action, suit, proceeding, claim, etc. pending or threatened against VNG and/or its subsidiaries that individually or in the aggregate is likely to have a material adverse effect or prevent consummation of the merger.

Section 3.14	Listing of employee benefit plans.

Section 3.14(j)	Listing of payments due or to become due to any current or former employee or director of VNG and its subsidiaries, or increases in benefits in VNG employee benefit plans or the acceleration in the payment or vesting thereof, in each case to the extent such are triggered by the merger agreement or consummation of the merger.

Section 3.16	Listing of States in which VNG and its subsidiaries are qualified to conduct business as a foreign corporation.

Section 3.17	Listing of (i) employees with an annual salary in excess of $100,000; (ii) collective bargaining agreements to which VNG and/or its subsidiaries is a party; (iii) proceedings asserting unfair labor practices or any strikes, etc. to which VNG and/or its subsidiaries is a party; (iv) proceedings before EEOC to which VNG and/or its subsidiaries is a party.

Section 3.19	Listing of each customer that accounted for $200,000 or more of the consolidated revenue of VNG and its subsidiaries for the year ended 12/31/2005; listing of VNG’s top supplier’s for the year ended 6/30/2006.

Section 3.20	Listing of contracts, or real, personal, tangible or intangible property, to which an officer, director, employee, equityholder or affiliate of VNG and/or its subsidiaries is a party or has an interest, which would survive the closing of the merger

Section 3.23	Listing of good faith estimate of material payment obligations of VNG and its subsidiaries in respect of earn-outs, deferred purchase price arrangements or similar arrangements that have arisen in connection with investments in or acquisitions of companies or businesses.

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Attention: Jennifer R. Hardy, Legal Chief Branch

Re:	Valley National Gases Incorporated Commission File No. 001-15191 Preliminary Proxy Statement on Schedule 14A Filed on December 8, 2006, as amended
Dear Ms. Hardy:
In response to your comment letter, dated January 4, 2007, to Mr. William A. Indelicato, Chief Executive Officer of Valley National Gases Incorporated (the “Company”), with respect to the filing referred to above, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, VALLEY NATIONAL GASES INCORPORATED
By:	/s/ James. P. Hart
James P. Hart
President